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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                October 10, 2005





                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)




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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.








LIHIR GOLD LIMITED




By:  /s/ Mark Laurie
     --------------------------
     Name     Mark Laurie
     Title:   Company Secretary

Date:  10 October 2005

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                                   LIHIR LOGO


LIHIR GOLD LIMITED
Incorporated in Papua New Guinea                        Stock market codes:
ARBN 069 803 998                                        ASX - LHG
                                                        NASDAQ - LIHRY
                                                        POMSoX - LHG

10 October 2005




                           Gold production interrupted


Gold production at the Lihir Gold Ltd processing plant on Lihir Island has been interrupted by a landslide which occurred on Sunday morning, on the coast road between the mine operating site and the township.

Mining operations are continuing, however the landslide has cut off water supply to the plant, interrupting production.

Two people remain unaccounted for and emergency services teams are making all possible efforts to locate them.

The duration of the interruption of operations at the plant is unable to be accurately estimated at this stage. Further advice will be provided once the results of contingency planning are known and the date of return to full operations is sufficiently certain.








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FOR FURTHER IFNORMATION:
Investor Relations Manager Joe Dowling.
Ph +61 7 3229 5583, Mobile 0421 587 755
Joe.Dowling@lihir.com.pg